Mail Stop 3561

November 17, 2006

<u>Via Fax and U.S. Mail</u>

Chad S. Parson
Structured Obligations Corporation
270 Park Avenue
New York, New York 10017

Re: Structured Obligations Corporation
Amendment No. 2 to Registration Statement on Form S-3
Filed November 1, 2006
File No. 333-134429

Dear Mr. Parson:

We have reviewed your responses to the comment in our letter dated September 7, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1. While we note your response to prior comment 1, please revise both the Explanatory Note preceding the prospectus supplement and the cover page to the base prospectus to replace the term "the trust" with the term "the issuing entity."

<u>Prospectus Supplement</u>

<u>Cover Page</u>

2. While we note your response to prior comment 7, we re-issue the comment. Please revise the cover page to add the term "issuing entity" beneath the empty brackets at the top of the page if, as appears the case, the brackets are intended as a placeholder for the identity of the issuing entity.

3. Please revise the cover page to ensure that the language set forth is identical to the disclosure required by Item 1102(d) of Regulation AB. In so doing, please delete

the term "non-recourse" and delete reference to the underwriters, trustee, securities trustee and fiscal agent.

Removal or Substitution of Underlying Securities, page S-9

4. Please delete the language here, and elsewhere, that says "Or describe other circumstances which may result in the issuance of additional Certificates." Any other circumstances that may result in the issuance of additional Certificates should be described in the base prospectus. Please either revise or advise.

Sponsor and Depositor, page S-14

5. Please revise this section to disclose the size, composition and growth of the sponsor's portfolio of assets, if material. Refer to Item 1104(c) of Regulation AB.

Base Prospectus

Other Deposited Assets, page 33

6. While we note your revisions to this section, we believe your disclosure could be improved. Please revise to clearly state that any "other deposited assets" will be limited to the credit support described below or advise.

Additional Underlying Securities; Issuance of Additional Certificates, page 45

7. Please revise your disclosure to state that any additional Underlying Securities will be the same securities in the same mixture as the original Underlying Securities.

Index of Terms, page 52

8. We note your response to prior comment 18. Please add the terms "extendable security" and "designated security" to your index of terms.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan C. Block
Attorney-Advisor

cc: <u>Via Facsimile (212) 506-5151</u>
   Al B. Sawyers (Orrick)